Exhibit 99.1

CytoMed Therapeutics Limited Announces Research Collaboration with Singapore Sengkang General Hospital to Advance Injectable Umbilical Cord-Derived Mesenchymal Stem Cells for Cartilage Diseases and Repair

CytoMed diversifies into regenerative medicine

SINGAPORE, March 4, 2024 -- CytoMed Therapeutics Limited (NASDAQ: GDTC) (“CytoMed” or “Company”), a Singapore-based biopharmaceutical company focused on harnessing its proprietary technologies to develop novel donor-derived cell-based allogeneic therapies for the treatment of various cancers and aging-related diseases, today announced that it has entered into a Research Collaboration Agreement (“RCA”) with Sengkang General Hospital Pte Ltd (“SKH”), a public hospital in Singapore and a member of the SingHealth group to establish proof-of-concept use of an injectable cartilage regeneration therapy that has been developed with donor-sourced, (allogeneic) umbilical cord-derived mesenchymal stem cells (“UC-MSCs”) to treat cartilage injury. This injectable therapy will be implemented in vivo to support the application and commencement of a proposed Phase 1 clinical trial in Singapore, and is anticipated to complete within two years.

The use of MSC as a potential treatment for tissue regeneration, inflammatory and regenerative diseases has been the subject of increasing interest in the global scientific community. Osteoarthritis of the knee is a debilitating disease affecting Singapore’s aging population and the clinical trial will pioneer stem cell use for regenerative medicine in Singapore.

UC-MSCs are a type of adult stem cells that can be isolated from the umbilical cord tissue after childbirth. These cells possess unique properties that have demonstrated to be promising for various therapeutic applications, especially when these cells are freshly harvested and isolated from the umbilical cord, as compared to MSCs derived from frozen tissues, of which the yield and quality may potentially suffer. UC-MSCs are considered multipotent and are able to differentiate into different cell types, including bone, cartilage, fat, and muscle cells. They also exhibit immunomodulatory and anti-inflammatory properties, making them attractive for regenerative medicine and immune-related disorders.

“Our collaboration with CytoMed marks a significant step in advancing research on allogeneic in-vivo UC-MSC for cartilage repair, including osteoarthritis of the knee. Through our commitment to the Investigator Initiated Trial (IIT), we aim to gather crucial safety and efficacy data and evidence to make this intervention more accessible to patients,” said Assistant Professor Francis Wong, Director of Research at SKH.

“The unique advantages of UC-MSCs include their abundant supply, compared to cord blood-derived MSCs or adult stem cell sources like bone marrow-derived MSCs. Freshly harvested UC-MSCs are believed to possess higher proliferation capacity and greater differentiation potential. Additionally, UC-MSCs have been shown to exhibit lower immunogenicity and are less likely to be rejected by the recipient’s immune system, which opens the possibility for allogeneic (donor-to-recipient) transplantation. Therefore, UC-MSC would serve as an ideal source of regenerative cells for treating osteoarthritis of the knee. This hypothesis has also been supported by many international published clinical papers. We are excited to embark on this collaboration, which would potentially be the first stem cell trial in Singapore,” added Dr Tan Wee Kiat, co-CEO and Chief Operating Officer of CytoMed.

Under the RCA, CytoMed will provide the allogeneic UC-MSC, processed and expanded in its own state-of-the-art GMP laboratory while SKH will provide the infrastructure, manpower and scientific data analysis.

CytoMed is focused on cancer immunotherapies. The RCA has been established within a year of approval of CytoMed’s Phase 1 IIT with the National University Hospital of Singapore, which sought to evaluate the safety and efficacy of CytoMed’s novel allogeneic chimeric antigen receptor T-cell therapy (“CAR-T”), which is the first home-grown CAR-T therapy in Singapore, for the treatment of liquid and solid cancers.

For more information about the Company’s services, latest news, and ongoing initiatives, please visit www.cytomed.sg

About CytoMed Therapeutics Limited (CytoMed)

Incorporated in 2018, CytoMed was spun off from the Agency for Science, Technology and Research (A*STAR), Singapore’s leading research and development agency in the public sector. It is a biopharmaceutical company focused on harnessing its licensed proprietary technologies, namely gamma delta T cell and iPSC-derived gamma delta Natural Killer T cell, to create novel cell-based allogeneic immunotherapies for the treatment of human cancers. The development of novel technologies has been inspired by the clinical success of existing CAR-T therapies in treating haematological malignancies, as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into the treatment of solid tumors. For more information, please visit www.cytomed.sg and follow us on Twitter (“X”) @CytomedSG,on LinkedIn, and Facebook

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s plans to develop and commercialize its product candidates; the initiation, timing, progress and results of the Company’s current and future pre-clinical studies and clinical trials and the Company’s R&D programs; the Company’s expectations regarding the impact of the ongoing COVID-19 pandemic on its business, the Company’s industry and the economy; the Company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; the Company’s ability to successfully acquire or obtain licenses for additional product candidates on reasonable terms; the Company’s ability to establish and maintain collaborations and/or obtain additional funding and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

Contact :

CytoMed Therapeutics

enquiry@cytomed.sg

Attention : Ms. Lynne Ng, Legal Consultant